Filed by Baltic Trading Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Baltic Trading Limited
Form S-4 File No.: 333-203822

On June 16, 2015, Baltic Trading Limited (“Baltic Trading”) used the following slide presentation at an industry conference:

 *  Genco Shipping & Trading Limited  Baltic Trading Limited  Investor Conference PresentationJune 16th, 2015

 *  Forward Looking Statements    "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as "anticipate," "budget," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on the current expectations and observations of the respective managements of Genco and Baltic Trading. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of Genco or Baltic Trading to control or predict. Included among the factors that, in the view of Genco and Baltic Trading management, could cause actual results to differ materially from the forward looking statements contained in or incorporated by reference into this joint proxy statement/prospectus are the following (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general, administrative and management fee expenses; (vii) whether Genco's and Baltic Trading's insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of Genco's and Baltic Trading's vessels or applicable maintenance or regulatory standards (which may affect, among other things, Genco's and Baltic Trading's anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) Genco's and Baltic Trading's acquisition or disposition of vessels (xii) the amount of offhire time needed to complete repairs on vessels and the timing and amount of any reimbursement by Genco's and Baltic Trading's insurance carriers for insurance claims, including off-hire days; (xiii) the completion of definitive documentation with respect to time charters; (xiv) charterers' compliance with the terms of their charters in the current market environment; (xv) the fulfillment of the closing conditions under, or the execution of additional documentation for, Baltic Trading's agreements to acquire vessels; (xvi) obtaining, completion of definitive documentation for, and funding of financing for Baltic Trading's vessel acquisitions on acceptable terms; (xvii) the extent to which Genco's and Baltic Trading's operating results continue to be affected by weakness in market conditions and charter rates; (xviii) the ability to maintain contracts that are critical to the operations of Genco and Baltic Trading, to obtain and maintain acceptable terms with Genco's and Baltic Trading's vendors, customers and service providers and to retain key executives, managers and employees; (xix) the timing and realization of the recoveries of assets and the payments of claims and the amount of expenses required to recognize such recoveries and reconcile such claims; (xx) Genco's ability to obtain sufficient and acceptable financing; (xxi) the risk that the closing of the merger is substantially delayed or does not occur; (xxi) factors listed in Genco’s registration statement on Form S-4 filed with the Securities and Exchange Commission on May 4, 2015, as the same may be amended; and (xxii) other factors listed from time to time in each company’s public filings with the Securities and Exchange Commission including, without limitation, each company’s Annual Report on Form 10-K for the year ended December 31, 2014 (as amended) and its subsequent reports on Form 10-Q and Form 8-K. Neither Genco nor Baltic Trading undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 *  Genco Shipping & Trading Limited Overview

 *  Genco Overview  Founded in December 2004, completed IPO in July 2005High quality modern fleet of 55 vessels across the major drybulk vessel classesConsistent operating strategy since inceptionFocus on all sectors of drybulk to maximize ROCMaintain our fleet on charters with reputable multi-national companiesOperate a modern fleet and utilize well-established third party managersPublicly traded company with high transparencyRecent Developments Entered into a definitive merger agreement on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transactionGenco owns 10.85% economic interest and 64.60% voting interestGenco provides commercial and technical services for Baltic Trading Baltic Trading owns a young fleet of 15 vessels including two Ultramax newbuildings Acquired the Baltic Tiger and the Baltic Lion from Baltic Trading on April 8, 2015 Entered into a $60 million revolving credit facility in April 2015 Amended facilities in April 2015 to waive and amend cash flow related covenantsEmerged from voluntary Chapter 11 prepack filing in July 2014 and converted $1.2 billion of debt into equity

 *  High Quality Operations  Selected Customer Relationships  Extensive relationships with established drybulk charterersThese relationships help us to:Minimize counterparty riskMaximize fleet utilizationIn-house chartering and operations group  We utilize three leading technical managersAllows access to savings from significant economies of scaleIn-house technical management staff actively oversees and benchmarks performance of each manager  Technical Managers  Anglo Eastern Group

 *  Genco Fleet List  Vessel Name  Year Built  Dwt  Capesize      Genco Augustus  2007  180,151  Genco Tiberius  2007  175,874  Genco London  2007  177,833  Genco Titus  2007  177,729  Genco Constantine  2008  180,183  Genco Hadrian  2008  169,025  Genco Commodus  2009  169,098  Genco Maximus  2009  169,025  Genco Claudius  2010  169,001  Genco Tiger  2011  179,185  Baltic Lion  2012  179,185  Panamax      Genco Beauty  1999  73,941  Genco Knight  1999  73,941  Genco Vigour  1999  73,941  Genco Leader  1999  73,941  Genco Acheron  1999  72,495  Genco Surprise  1998  72,495  Genco Thunder  2007  76,588  Genco Raptor  2007  76,499  Supramax      Genco Warrior  2005  55,435  Genco Hunter  2007  58,729  Genco Predator  2005  55,407  Genco Cavalier  2007  53,617  Genco Aquitaine  2009  57,981  Genco Ardennes  2009  58,018  Genco Auvergne  2009  58,020  Genco Bourgogne  2010  58,018  Genco Brittany  2010  58,018  Genco Languedoc  2010  58,018  Genco Loire  2009  53,430  Genco Lorraine  2009  53,417  Genco Normandy  2007  53,596  Genco Picardy  2005  55,257  Genco Provence  2004  55,317  Genco Pyrenees  2010  58,018  Genco Rhone  2011  58,018  Vessel Name  Year Built  Dwt  Handymax      Genco Muse  2001  48,913  Genco Marine  1996  45,222  Genco Wisdom  1997  47,180  Genco Carrier  1998  47,180  Genco Success  1997  47,186  Genco Prosperity  1997  47,180  Handysize      Genco Explorer  1999  29,952  Genco Pioneer  1999  29,952  Genco Progress  1999  29,952  Genco Reliance  1999  29,952  Genco Charger  2005  28,398  Genco Champion  2006  28,445  Genco Challenger  2003  28,428  Genco Sugar  1998  29,952  Genco Bay  2010  34,296  Genco Ocean  2010  34,409  Genco Avra  2011  34,391  Genco Mare  2011  34,428  Genco Spirit  2011  34,432  Tables exclude vessels owned by Baltic Trading Limited  Modern, diversified fleet11 Capesize8 Panamax17 Supramax6 Handymax13 HandysizeTotal capacity of approximately 4,168,000 DWT

 *  Genco Fleet Details*   * Please see appendix for footnotes to table. Table excludes vessels owned by Baltic Trading Limited.

 *  Genco Fleet Details*   * Please see appendix for footnotes to table. Table excludes vessels owned by Baltic Trading Limited.

 *  Key Balance Sheet Items – Genco Standalone* (Excluding Baltic Trading Limited)  Selected Financial Information3/31/15(Dollars in thousands)  March 31, 2015 cash includes restricted cash under the terms of Genco’s credit facilities. Baltic Trading’s cash balance is not included. Pro forma cash is adjusted for the purchase of the Baltic Lion and the Baltic Tiger as well as the drawdown of $25.0 million of debt under the $60.0 million revolving credit facility in April 2015 net of credit facility fees.March 31, 2015 debt includes $27.8 million of the current portion of long-term debt outstanding and excludes Baltic Trading’s debt outstanding. Pro forma debt includes $40.6 million of debt assumed in conjunction with the purchase of the Baltic Lion and the Baltic Tiger as well as the drawdown of $25.0 million of debt under the $60.0 million revolving credit facility in April 2015.March 31, 2015 shareholders’ equity for Genco standalone represents Total Genco Shipping & Trading Limited shareholders’ equity which does not reflect the non-controlling portion of Baltic Trading Limited’s shareholders equity. March 31, 2015 actual figures already reflect an impairment charge of $35.4 million relating to the sale and purchase of the Baltic Lion and the Baltic Tiger from Baltic Trading to Genco.Represents adjustment of key balance sheet items for the purchase of the Baltic Lion and the Baltic Tiger as well as the drawdown of $25.0 million of debt under our $60.0 million revolving credit facility in April 2015.  Shareholders’ Equity(3)  Mar. 31, 2015 Actual  Adjustment(4)  Mar. 31, 2015 Pro Forma  Cash(1)  $63,783   $59,095  Debt(2)   $226,145  $291,708  Capitalization  $1,245,393  $1,310,956   $1,019,248   -   $1,019,248  65,563  (4,688)  65,563  Debt/Capitalization  18%  22%  * See the Appendix for a reconciliation to actual Genco Standalone figures.

 *  Baltic Trading Limited Overview

 *  Baltic Trading InceptionFounded in March 2010 through an IPO and concurrent equity investment from Genco Shipping To provide indirect exposure to the Baltic Dry IndexLow cost operating platform Baltic Trading is a drybulk, spot market focused companyYoung fleet consists of 15 vessels 13 vessels currently on the water with an average age of approximately 4.7 yearsTwo Ultramax newbuilding vessels are expected to deliver in Q2 and Q3 2015Focus on high quality, fuel-efficient modern vesselsDiverse fleet within drybulk sectorRecent DevelopmentsEntered into a definitive merger agreement with Genco Shipping & Trading Limited on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transactionSold the Baltic Tiger and the Baltic Lion to Genco on April 8, 2015 Entered into a $148 million credit facility with Nordea Bank in January 2015Includes a $115 million revolving facility and $33 million term loan facility to partially fund the acquisition of the Baltic Scorpion and the Baltic Mantis  Baltic Trading Overview

 *  Vessel Name  Year Built  Dwt  Expected Delivery(1)  Capesize        Baltic Bear  2010  177,717    Baltic Wolf  2010  177,752    Ultramax        Baltic Hornet  2014  63,574    Baltic Wasp  2015  63,389    Baltic Scorpion  2015  64,000  Q2 2015  Baltic Mantis  2015  64,000  Q3 2015  Supramax        Baltic Leopard  2009  53,446    Baltic Panther  2009  53,350    Baltic Jaguar  2009  53,473    Baltic Cougar  2009  53,432    Handysize        Baltic Wind  2009  34,408    Baltic Cove  2010  34,403    Baltic Breeze  2010  34,386    Baltic Fox  2010  31,883    Baltic Hare  2009  31,887    Baltic Trading Fleet List  Modern, diversified fleet2 Capesize4 Ultramax4 Supramax5 HandysizeTotal capacity of approximately 991,000 DWT  The dates for the vessels being delivered in the future are estimates based on guidance received from the sellers.

 *  Vessel Type  Vessel Name  Year Built  Charterer  Charter Expiration (1)  Employment Structure  Expected Delivery (2)  Capesize  Baltic Bear  2010    April 2016  102.5% of BCI (3)    Capesize  Baltic Wolf  2010    November 2015  101.5% of BCI (4)    Ultramax  Baltic Hornet  2014    November 2015  115.5% of BSI (5)    Ultramax  Baltic Wasp  2015  Pioneer Navigation Ltd.  December 2015  115% of BSI (6)    Ultramax  Baltic Scorpion  2015  TBD  TBD  TBD  Q2 2015  Ultramax  Baltic Mantis  2015  TBD  TBD  TBD  Q3 2015  Supramax  Baltic Leopard  2009  Western Bulk Pte. Ltd.  August 2015  $7,000 (7)    Supramax  Baltic Panther  2009  Bulkhandling Handymax A/S  September 2015  Spot Pool (8)    Supramax  Baltic Jaguar  2009  Merit Chartering (Asia) Pte. Ltd.  July 2015  $4,000 (9)    Supramax  Baltic Cougar  2009  Bulkhandling Handymax A/S  September 2015  Spot Pool (8)      Baltic Wind  2009    January 2016  107% of BHSI (10)    Handysize  Baltic Cove  2010    May 2016  100.5% of BHSI (11)      Baltic Breeze  2010    July 2015  103.5% of BHSI (12)      Baltic Fox  2010   Logger Pool  December 2015  Spot Pool (13)      Baltic Hare  2009   Logger Pool  December 2015  Spot Pool (13)    Fleet: 15 vessels - Current Fleet: 13 vessels, Average Age: 4.7 Years   Baltic Trading Fleet Details*  * Please see appendix for footnotes to fleet list

 *  Key Balance Sheet Items – Baltic Trading Limited  Selected Financial Information3/31/15(Dollars in thousands)  March 31, 2015 cash includes restricted cash under the terms of Baltic Trading’s credit facilities. Pro forma cash is adjusted for the sale of the Baltic Lion and the Baltic Tiger in April 2015 but without taking into consideration any commissions payable on the sale of the two vessels.March 31, 2015 debt includes $16.8 million of the current portion of long-term debt outstanding. Pro forma debt is reduced by $40.6 million in relation to the sale of the Baltic Lion and the Baltic Tiger in April 2015.March 31, 2015 shareholders’ equity represents actual Baltic Trading shareholders’ equity as of March 31, 2015 without any adjustments for the sale of the Baltic Lion and the Baltic Tiger in April 2015. March 31, 2015 actual figures already reflect an impairment charge of $30.7 million relating to the sale and purchase of the Baltic Lion and the Baltic Tiger from Baltic Trading to Genco.Represents adjustment of key balance sheet items for the sale of the Baltic Lion and the Baltic Tiger in April 2015.  Shareholders’ Equity(3)  Mar. 31, 2015 Actual  Adjustment(4)  Mar. 31, 2015 Pro Forma  Cash(1)  $15,051   $43,668  Debt(2)   $208,463  $167,900  Capitalization  $531,791  $491,228   $323,328   -   $323,328  (40,563)  28,617  (40,563)  Debt/Capitalization  39%  34%

 *  Proposed Merger Overview

 *  Merger Agreement Overview  Baltic Trading entered into a definitive merger agreement with Genco on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transactionEach share of Baltic Trading common stock will be converted into 0.2160 shares of Genco common stockAs a result, Genco will issue approximately 11,287,132 new shares to Baltic Trading shareholders (other than Genco and its subsidiaries)6,356,471 shares of Baltic Trading Class B Stock owned by Genco will be cancelled and retiredUpon completion of the merger, ownership of the combined company is expected to be as follows:Genco shareholders: 84.5%Baltic Trading shareholders: 15.5%Under the merger agreement, approval of the merger is conditioned on votes by both Genco and Baltic Trading shareholders:Approval by a majority of the voting power of Genco common stock represented at the Genco shareholders’ meetingApproval by a majority of the voting power of all Baltic Trading shareholders, that are outstanding and entitled to vote at the Baltic Trading shareholders’ meeting, excluding the Class B Stock and any other shares held by Genco, its subsidiaries, and its common directors and officers with Baltic Trading (i.e., majority of the minority vote)In addition, under Marshall Islands law, approval by a majority of the voting power of all Baltic Trading shareholders (including Class B shares) outstanding and entitled to vote at the Baltic Trading shareholders’ meeting

 *  Industry Overview

 *  Baltic Dry Index  (BDI Points)  Market Update and Industry Overview  Source: Clarkson Research Services Limited 2015  2013  2014  2015

 *  Recent Market Developments  Recent DevelopmentsDestocking occurring at Chinese iron ore ports and coal power plants since November 2014 reducing stocks by 22% and 43%, respectively(2)Chinese iron ore imports have decreased by 1% YOY through May 2015 compared to a 14% YOY rise in 2014(1) Coal imports are down by 38% through May YOY as China has implemented protectionist policies to aid the domestic coal industry and has focused on reducing emissions(2)Seasonally weaker volumes currently being exported from Brazil(2)Despite being below the Q4 2014 pace, exports through the first five months of 2015 are up 7% YOY(1)Iron ore prices have rebounded to over $60/tonIndia’s coal power plant inventories have leveled off in recent weeks after rising to a record 30MT from the critically low level of 6.8MT in October 2014(2)Record pace of vessel scrapping has been able to keep net fleet growth to 0.7% through May 2015(1)Ordering activity has slowed dramatically decreasing by 93% through the first five months of 2015 YOY  Source: Clarkson Research Services Limited 2015Source: Commodore ResearchSource: Public statements by subject companies  2007-2014 CAGR: China: 45%India: 21%  2014 vs 2013 YOY GrowthChina: -11%India: 27%  (Mt)  Key Expansion Plans(3)  * BHP can grow system capacity to ~290Mtpa from 250Mtpa thru debottlenecking and improving supply chain efficiency; this potential increase is not included below  Iron Ore Imports by Country(1)

 *  Major Iron Ore Producers Output to Date  Source: Public statements by subject companiesSource: Marsoft Incorporated  As Australian iron ore production has increased, so has their market share of exports to ChinaIn Q1 2015, iron ore output from the four major miners increased by 12% YOY(1)Production from FMG, Rio and BHP increased by 16% in Q1 2015 YOY while Vale’s only increased by 5%(1)BHP increased FY 2015 production guidance by 5MT to 250MT but delayed a project to reduce debottlenecking at Port Hedland which defers the expansion to 290MT past the original 2017 target(1)BHP reiterated that the company can expand capacity to 270MT without the need for additional fixed asset investment(1)Vale stated that the company could cut 30MT of older, higher cost capacity if market conditions so dictate(1)Depreciating currencies, oil prices and freight costs have helped to lower miners expensesAfter continuing production at two of the company’s three mines after a brief stoppage in April, Atlas decided that its third mine will recommence production in July 2015(1)  China’s Sources of Iron Ore(2)

 *  Global Steel Production  Source: World Steel AssociationSource: Commodore ResearchSource: Clarkson Research Services Limited 2015  The steel restocking period during Q1 2015 wasn’t as strong as seen in previous years(2)Seasonal trend of steel inventory destocking has occurred so far in Q2 2015Chinese steel prices have fallen by 20% in 2015 YTD compared to a 14% decrease in all of 2014(2)Steel stockpiles are 9% lower YOY(2)Chinese steel output has contracted through April 2015 YOY while India’s production has increased by 6.7%(1)  China’s Steel Stockpiles(2)  (Mt)  Steel exports have increased by 29% YOY through May 2015

 *  Coal Demand  Slower electricity demand growth in China, protectionist measures to boost the domestic coal industry and higher output from alternative energy sources have resulted in reduced coal import demandChina’s coal imports declined by 29% to 14.3MT in May 2015 when compared to April and 41% lower YOYThrough the first five months of 2015 China’s coal imports are down by 38% YOYCoal stockpiles at major Chinese power plants currently stand at 56MT, the lowest level since April 2011Indian coal power plant stockpiles have risen sharply over the past several months reaching an all-time highIndia’s May electricity production increased by 10% from April and 6% YOY setting a record in the process83% of the 94.9 bkwh produced was derived using thermal coal generationCoal India produced 41MT of coal in May 2015, a 13% increase YOY but missed the production target for the first time since January 2015  Source: Commodore Research  India coal power plant stockpiles have increased by 334% since reaching a low of 6.8MT in October 2014  Chinese coal power plant destocking has sped up after inventories rose through much of 2014, inventories have declined by 41% or 39MT since the start of 2015

 *  Supply Side Fundamentals  Source: Clarkson Research Services Limited 2015  *Figures as reported by Clarkson Research Services Limited 2015 but adjusted to account for reported orders of 20 VLOC newbuilding vessels in September 2014. The vessel orderbook chart assumes that they deliver evenly through 2017 for illustrative purposes although no definitive delivery dates have been published.   Newbuilding vessel deliveries declined by 1% through the first five months of 2015 YOYRecord pace of vessel scrapping has helped to partially offset newbuilding deliveriesDrybulk fleet has contracted during two of the first five months of 2015Newbuilding contracting activity has significantly deceleratedNewbuilding orders have fallen by 93% through May 2015 YOYNo Capesize orders since December 2014  (mdwt)  Current Drybulk Vessel Orderbook by Type*  (mdwt)  Drybulk Vessel Deliveries vs. Scrapping  0.4%  0.2%  0.1%

 *  Supply Side Fundamentals  Source: Clarkson Research Services Limited 2015  Approximately 11% of the fleet is greater than or equal to 20 years old on a number of vessels basis66 Capesize vessels have been scrapped in 2015 YTD, 58 of which were built between 1990 and 1997In 2015 YTD, the average age of Capesize vessels scrapped has fallen to 21 years from 24 years in 2014~200 Capesize vessels on the water were built in 1997 or earlier representing 12% of the Capesize fleetPanamax newbuilding deliveries have slowed as the orderbook as a percentage of the fleet is the smallest among the four drybulk sectors at 15%Of the 117 Supramaxes delivered in 2015 YTD, 90 are between 60,000 to 64,999 dwtHandysize fleet growth has remained limited in part due to the older age profile of the fleet

 *  Supply Side Fundamentals  Source: Marsoft Incorporated  Due to the current freight rate environment, a supply response has occurred as some owners have converted previous orders into other vessel types, scrapping of older tonnage has increased and slippage of newbuilding vessel deliveries persistsAs fleet-wide utilization has declined, scrapping activity has increased significantly while newbuilding vessel ordering has slowed dramatically from prior year levels

 *  Appendix

 *  Key Balance Sheet Items – Genco Shipping & Trading Limited  Selected Financial Information3/31/15(Dollars in thousands)  March 31, 2015 cash includes restricted cash under the terms of Genco’s and Baltic Trading’s credit facilities. March 31, 2015 debt includes $27.8 million and $16.8 million of the current portion of long-term debt outstanding for Genco and Baltic Trading, respectively. March 31, 2015 shareholders’ equity for Genco standalone is less the non-controlling portion of Baltic Trading Limited’s shareholders equity.   Shareholders’ Equity(3)  Mar. 31, 2015 Genco Consolidated  Excluding Baltic Trading  Mar. 31, 2015 Genco Standalone  Cash(1)  $78,833   $63,783  Debt(2)   $434,608  $226,145  Capitalization  $1,662,572  $1,245,393   $1,227,964  (208,716)   $1,019,248  (208,463)  (15,051)  (417,179)  Debt/Capitalization  26%  18%

 *  Genco Fleet Details   Vessel Type  Vessel Name  Year Built  Charterer  Cash Daily Rate(1)  Charter Expiration(2)  Capesize  Genco Augustus  2007  Swissmarine Asia Pte. Ltd.  102% of BCI(3)  March, 2016  Capesize  Genco Tiberius  2007  Cargill International S.A.  102% of BCI  November, 2015  Capesize  Genco London  2007  Cargill International S.A.  102.5% of BCI  November, 2015  Capesize  Genco Titus  2007  Swissmarine Services S.A.  104.5% of BCI  July, 2015  Capesize  Genco Constantine  2008  Cargill International S.A.  102% of BCI  December, 2015  Capesize  Genco Hadrian  2008  Swissmarine Services S.A.  98.5% of BCI  October, 2015  Capesize  Genco Commodus  2009  Swissmarine Asia Pte. Ltd.  98.5% of BCI(4)  March, 2016  Capesize  Genco Maximus  2009  Swissmarine Services S.A.  98.5% of BCI  February, 2016  Capesize  Genco Claudius  2010  Swissmarine Services S.A.  99% of BCI  September, 2015  Capesize  Genco Tiger  2011  Swissmarine Services S.A.  103% of BCI(5)  October, 2015  Capesize  Baltic Lion  2012  Swissmarine Services S.A.  103% of BCI(6)  November, 2015  Panamax  Genco Beauty  1999  Navig8 Inc.  94.5% of BPI  July, 2015  Panamax  Genco Knight  1999  Swissmarine Services S.A.  99% of BPI  July, 2015  Panamax  Genco Leader  1999  Navig8 Pan8 Pool Inc.  Spot Pool(7)  September, 2015  Panamax  Genco Vigour  1999  Swissmarine Services S.A.  98% of BPI  July, 2015  Panamax  Genco Acheron  1999  Swissmarine Services S.A.  98% of BPI  July, 2015  Panamax  Genco Surprise  1998  Swissmarine Services S.A.  100% of BPI  June, 2015  Panamax  Genco Raptor   2007  Global Maritime Investments Ltd.  100% of BPI  July, 2015  Panamax  Genco Thunder  2007  Swissmarine Services S.A.  100% of BPI(8)  August, 2015  Supramax  Genco Predator  2005  D’Amico Dry Ltd., Dublin  $4,500(9)  June, 2015  Supramax  Genco Warrior  2005  Trammo Bulk Carriers  $7,250(10)  July, 2015  Supramax  Genco Hunter  2007  Pioneer Navigation Ltd.  106.5% of BSI  December, 2015  Supramax  Genco Cavalier  2007  Harmony Innovation Shipping Ltd.  $6,000(11)   June, 2015  Supramax  Genco Lorraine  2009  Pioneer Navigation Ltd.  $7,750(12)  July, 2015  Supramax  Genco Loire  2009  Bulkhandling Handymax A/S  Spot Pool(13)  January, 2016  Supramax  Genco Aquitaine  2009  Bulkhandling Handymax A/S  Spot Pool(14)  September, 2015  Supramax  Genco Ardennes  2009  Bulkhandling Handymax A/S  Spot Pool(14)  July, 2015  Supramax  Genco Auvergne  2009  Pioneer Navigation Ltd.  100% of BSI  December, 2015  Supramax  Genco Bourgogne  2010  Clipper Sapphire Pool  Spot Pool(15)  December, 2015  Supramax  Genco Brittany  2010  Clipper Sapphire Pool  Spot Pool(15)  December, 2015  Supramax  Genco Languedoc  2010  Clipper Bulk Shipping NV  $4,000(16)  July, 2015  Supramax  Genco Normandy  2007  Transasia Pool Pte. Ltd./Maestro  $4,500/$5,200(17)  Jun.,/Jul., 2015  Supramax  Genco Picardy  2005  D’Amico Dry Ltd., Dublin  $4,250(18)  June, 2015  Supramax  Genco Provence  2004  Pioneer Navigation Ltd.  100% of BSI  July, 2015  Supramax  Genco Pyrenees  2010  Clipper Sapphire Pool  Spot Pool(15)  December, 2015  Supramax  Genco Rhone  2011  Pioneer Navigation Ltd.  100% of BSI  November, 2015  17  8  11

 *  Genco Fleet Details*  * Please see next page for footnotes to table. Table excludes vessels owned by Baltic Trading Limited.  Vessel Type  Vessel Name  Year Built  Charterer  Cash Daily Rate(1)  Charter Expiration(2)    Genco Success  1997  Hyundai Glovis Co. Ltd.  $8,000(19)  June, 2015    Genco Carrier  1998  Maxwill Shipping  $5,100(20)  June, 2015    Genco Prosperity  1997  Centurion Bulk Pte. Ltd., Singapore  89% of BSI(21)  September, 2015    Genco Wisdom  1997  ED & F MAN Shipping Ltd.  89% of BSI(22)  February, 2016    Genco Marine  1996  TST NV, Nevis  87% of BSI(23)  February, 2016    Genco Muse  2001  D’Amico Shipping Singapore  $4,400(24)  June, 2015    Genco Sugar  1998  Clipper Logger Pool  Spot Pool(25)  December, 2015    Genco Pioneer  1999  Clipper Logger Pool  Spot Pool(25)  December, 2015    Genco Progress  1999  Clipper Logger Pool  Spot Pool(25)  December, 2015    Genco Explorer  1999  Clipper Logger Pool  Spot Pool(25)  December, 2015    Genco Reliance  1999  Clipper Logger Pool  Spot Pool(25)  December, 2015    Genco Charger  2005  Pacific Basin Chartering Ltd.  98% of BHSI  July, 2015    Genco Challenger  2003  Pacific Basin Chartering Ltd.  98% of BHSI  July, 2015    Genco Champion  2006  Pacific Basin Chartering Ltd.  100% of BHSI  August, 2015    Genco Ocean  2010  Pioneer Navigation Ltd.  107% of BHSI  July, 2015    Genco Bay  2010  Pacific Basin Chartering Ltd.  107% of BHSI  June, 2015    Genco Avra  2011  Pioneer Navigation Ltd.  107% of BHSI  September, 2015    Genco Mare  2011  Pioneer Navigation Ltd.  103.5% of BHSI(26)  April, 2016    Genco Spirit  2011  Clipper Bulk Shipping Ltd.  $8,000  September, 2015  6  13  Handysize  Handymax

 *  Footnotes to Genco Fleet Table  Time charter rates presented are the gross daily charterhire rates before third-party commissions generally ranging from 1.25% to 6.25%. In a time charter, the charterer is responsible for voyage expenses such as bunkers, port expenses, agents’ fees and canal dues.  The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Under the terms of each contract, the charterer is entitled to extend the time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.We have reached an agreement with Swissmarine Asia Pte. Ltd. on a spot market-related time charter for 10.5 to 13.5 months based on 102% of the Baltic Capesize Index (BCI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Capesize FFA values at 102%. The vessel delivered to charterers on April 29, 2015.We have agreed to an extension with Swissmarine Asia Pte. Ltd. on a spot market-related time charter for 10.5 to 13.5 months based on 98.5% of the BCI, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Capesize FFA values at 98.5%. The extension began on April 20, 2015.This vessel was renamed Genco Tiger on April 30, 2015.This vessel is to be renamed Genco Lion.We have reached an agreement to enter this vessel into the Navig8 Pan8 Pool, a vessel pool trading in the spot market of which Navig8 Inc. acts as the pool manager. Genco can withdraw the vessel with three months notice.We have agreed to an extension with Swissmarine Services S.A. on a spot market-related time charter for 3 to 5.5 months based on 100% of the Baltic Panamax Index (BPI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Panamax FFA values at 100%. The extension began on May 11, 2015.The vessel redelivered to Genco on June 14, 2015 and is currently awaiting next employment.We have reached an agreement with Trammo Bulk Carriers on a time charter for 3 to 7.5 months at a rate of $7,250 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on February 15, 2015. We have reached an agreement with Harmony Innovation Shipping Ltd. on a time charter for 20 days at a rate of $6,000 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on June 1, 2015 after repositioning. The vessel redelivered to Genco on May 27, 2015. We have agreed to an extension with Pioneer Navigation Ltd. on a time charter for 3.5 to 7.5 months at a rate of $7,750 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The extension began on March 8, 2015.We have reached an agreement to enter this vessel into the Bulkhandling Handymax A/S Pool, a vessel pool trading in the spot market of which Torvald Klaveness acts as the pool manager. The vessel is to remain in the pool for a minimum of four months after which Genco can withdraw the vessel with three months’ notice. The vessel is expected to enter the pool on or about June 16, 2015. We have reached an agreement to enter these vessels into the Bulkhandling Handymax A/S Pool, a vessel pool trading in the spot market of which Torvald Klaveness acts as the pool manager. Genco can withdraw a vessel with three months’ notice. We have reached an agreement to enter these vessels into the Clipper Sapphire Pool, a vessel pool trading in the spot market of which Clipper Group acts as the pool manager. Genco can withdraw a vessel with a minimum notice of six months. We have reached an agreement with Clipper Bulk Shipping NV on a time charter for approximately 45 days at a rate of $4,000 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on May 24, 2015 after the vessel exited drydocking for schedule maintenance.We have reached an agreement with Maestro Shipping Pacific S.A. on a time charter for approximately 30 days at a rate of $5,200 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel is expected to deliver to charterers on or about June 17, 2015. The vessel redelivered to Genco on June 15, 2015 and is currently awaiting next employment.The vessel redelivered to Genco on June 9, 2015 and is currently in drydocking for scheduled maintenance. We have reached an agreement with Maxwill Shipping on a time charter for approximately 25 days at a rate of $5,100 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on May 24, 2015 after the vessel exited drydocking for scheduled maintenance. We have agreed to an extension Centurion Bulk Pte. Ltd., Singapore on a time charter for 3.5 to 7.5 months based on 89% of the Baltic Supramax Index (BSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Supramax FFA values at 89%. The extension began on June 14, 2015.We have agreed to an extension with ED & F MAN Shipping Ltd. on a spot market-related time charter for 9.5 to 12.5 months based on 89% of the BSI, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Supramax FFA values at 89%. The extension began on May 8, 2015 after the vessel exited drydocking for scheduled maintenance.We have reached an agreement with TST NV, Nevis on a spot market-related time charter based on 87% of the BSI, as reflected in daily reports. The minimum and maximum expiration dates of the time charter are February 8, 2016 and April 8, 2016, respectively. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. The vessel delivered to charterers on May 9, 2015 after repositioning. The vessel redelivered to Genco on May 4, 2015. We have reached an agreement with D’Amico Shipping Singapore on a time charter for approximately 20 days at a rate of $4,400 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on May 31, 2015 after repositioning. The vessel redelivered to Genco on May 28, 2015.We have reached an agreement to enter these vessels into the Clipper Logger Pool, a vessel pool trading in the spot market of which Clipper Group acts as the pool manager. Genco can withdraw the vessels with a minimum notice of six months. We have reached an agreement with Pioneer Navigation Ltd. on a spot market-related time charter for 10.5 to 13.5 months based on 103.5% of the BHSI, as reflected in daily reports except for the initial 35 days in which hire is based on 103.5% of the Baltic Handysize HS5 route. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Handysize FFA values at 103.5%. The vessel delivered to charterers on May 28, 2015 after repositioning. The vessel redelivered to Genco on May 22, 2015.

 *  Footnotes to Baltic Trading Fleet Table  The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Under the terms of each contract, the charterer is entitled to extend the time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire. The dates for the vessels being delivered in the future are estimates based on guidance received from the sellers.We have agreed to an extension with Swissmarine Services S.A. on a spot market-related time charter for 11 to 13.5 months based on 102.5% of the average of the daily rates of the Baltic Capesize Index (BCI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid in arrears net of a 5.75% brokerage commission, which includes the 1.25% commission payable to Genco Shipping & Trading Limited (“Genco”). The extension began on May 1, 2015 after the vessel exited drydocking for scheduled maintenance.We have reached an agreement with Swissmarine Services S.A. on a spot market-related time charter for 11.5 to 14.5 months based on 101.5% of the average of the daily rates of the BCI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 5.00% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on December 9, 2014.We have reached an agreement with Swissmarine Asia Pte. Ltd. on a spot market-related time charter for 12 to 15 months based on 115.5% of the average of the daily rates of the Baltic Supramax Index (BSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on November 1, 2014.We have reached an agreement with Pioneer Navigation Ltd. on a spot market-related time charter for 11.5 to 14.5 months based on 115% of the average of the daily rates of the BSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on January 6, 2015.We have reached an agreement with Western Bulk Pte. Ltd. on a time charter for 3.5 to 7.5 months at a rate of $7,000 per day except for the initial 40 days of the time charter in which the hire rate is $5,000 per day. Hire is paid every 15 days in advance less a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on May 9, 2015 after repositioning. The vessel redelivered to Baltic Trading on May 4, 2015. We have reached an agreement to enter these vessels into the Bulkhandling Handymax A/S Pool, a vessel pool trading in the spot market of which Torvald Klaveness acts as the pool manager. Baltic Trading can withdraw a vessel with three months’ notice. We have reached an agreement with Merit Chartering (Asia) Pte. Ltd. on a time charter for approximately 22 days at a rate of $4,000 per day. Hire is paid every 15 days in advance less a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on June 7, 2015 after repositioning. The vessel redelivered to Baltic Trading on June 5, 2015.We have reached an agreement with Trammo Bulk Carriers on a spot-market related time charter for 15.5 to 19.5 months based on 107% of the average of the daily rates of the Baltic Handysize Index (BHSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on October 3, 2014.We have reached an agreement with Clipper Bulk Shipping Ltd. on a spot market-related time charter for 10.5 to 14.5 months based on 100.5% of the average of the daily rates of the BHSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel is expected to deliver to charterers on or about June 26, 2015 after exiting drydocking for scheduled maintenance. The vessel redelivered to Baltic Trading on June 9, 2015. We have reached an agreement with Clipper Bulk Shipping Ltd. on a spot-market related time charter based on 103.5% of the average of the daily rates of the BHSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The minimum and maximum expiration dates of the time charter are July 17, 2015 and October 1, 2015, respectively. The vessel delivered to charterers on November 7, 2014. We have reached an agreement to enter these vessels into the Clipper Logger Pool, a vessel pool trading in the spot market of which Clipper Group acts as the pool manager. Baltic Trading can withdraw the vessels with a minimum notice of six months.

 *  Important Information for Investors and Shareholders  In connection with the proposed transaction between Genco and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the SEC, including a Genco registration statement on Form S-4 originally filed on May 4, 2015 that includes a joint proxy statement of Genco and Baltic Trading that also constitutes a prospectus of Genco. The definitive joint proxy statement/prospectus will be delivered to shareholders of Genco and Baltic Trading. INVESTORS AND SECURITY HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENCO, BALTIC TRADING AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco’s internet website at www.gencoshipping.com. Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading’s internet website at www.baltictrading.com.Participants in the Merger Solicitation This communication is not a solicitation of a proxy from any investor or securityholder. However, Baltic Trading, Genco, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. In addition, Baltic Trading and Genco have retained D.F. King & Co., Inc. to solicit proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Baltic Trading and the Company shareholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Baltic Trading and of Genco is set forth in the joint proxy statement/prospectus and amendments to both companies’ Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on April 30, 2015. These documents are available free of charge from the sources indicated above. Non-SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.